Exhibit (a)(18)

April 12, 2010

Dear Fellow Lionsgate Shareholder:

Lionsgate’s May 4, 2010 Special Meeting of Shareholders is fast approaching and we are seeking your support to confirm the Shareholder Rights Plan, which we believe is critical to protecting the value of your investment in the Company. As you know, Carl Icahn and certain of his affiliated entities (the “Icahn Group”) would prefer that you reject the Shareholder Rights Plan in their effort to advance an inadequate, opportunistic and coercive tender offer. Your Board of Directors has thoroughly considered and rejected the Icahn Group’s offer to purchase up to all of the common shares of Lionsgate for U.S.$6.00 per share as not in the best interests of Lionsgate and its shareholders.

Your vote is extremely important. Your Board urges you to vote FOR Lionsgate’s Shareholder Rights Plan on the WHITE proxy card. The Board also urges shareholders to discard any gold proxy card that they receive from the Icahn Group. In addition, your Board strongly recommends that you do NOT tender your shares to the Icahn Group’s offer.

A VOTE FOR THE SHAREHOLDER RIGHTS PLAN IS A VOTE TO PROTECT
THE VALUE OF YOUR INVESTMENT IN LIONSGATE

Lionsgate’s Shareholder Rights Plan was implemented to ensure that all of the Company’s shareholders are treated equally and fairly in connection with any proposals to acquire effective control of the Company. By design, the Shareholder Rights Plan deters inadequate, opportunistic and coercive offers, such as the offer by the Icahn Group.

The Shareholder Rights Plan is also designed to ensure that the rights of every shareholder are maintained. Unlike most U.S. shareholder rights plans, Lionsgate’s Shareholder Rights Plan affords significant decision-making authority to shareholders — its continuation is entirely dependent on shareholder approval at the Special Meeting. Furthermore, the Shareholder Rights Plan that the Board is recommending for approval by shareholders does not prevent or restrict a proxy challenge.

It is particularly important to note that the Shareholder Rights Plan your Board is recommending does not prevent change of control transactions. The Shareholder Rights Plan we are recommending that you support freely permits potential acquirors to pursue transactions that treat shareholders equally and fairly. For instance, it is possible for a bid to proceed absent the support of the Board if it is structured to allow shareholders a fair opportunity to evaluate the offer without any coercion resulting from how the bid is structured.

There is a simple roadmap that the Icahn Group can follow to make a fair and qualified offer that would not trigger the Shareholder Rights Plan. To date, the Icahn Group refuses to do so. In particular, the roadmap permits offers that:

•	Commit to complete the offer only if more than 50% of the outstanding shares held by shareholders that are independent of the offeror have been tendered to the bid and have not been withdrawn. This ensures that independent shareholders have the opportunity to approve the offer; and
•	Provide shareholders with assurance that the offeror will publicly announce if the 50% tender condition is satisfied and give shareholders an additional 10 business days following such announcement to tender into the offer. This permits shareholders who do not wish to be invested in an Icahn-controlled company to exit their investment at the same price only after knowing whether the Icahn Group is successful with its offer.

GLASS LEWIS, A LEADING PROXY ADVISORY FIRM, BELIEVES SHAREHOLDER RIGHTS PLAN
IS IN BEST INTEREST OF SHAREHOLDERS

Recommends Shareholders Vote FOR the Plan

In its report released on April 8, 2010, proxy advisory firm, Glass Lewis & Co., said of Lionsgate’s Shareholder Rights Plan, “The permitted bid provisions adequately ensure that shareholders are able to consider a reasonable offer for the Company. Further, we note that the Rights Plan will expire in three years. In light of these shareholder-friendly provisions, we believe that the Rights Plan may serve to protect shareholders in the event that a takeover bid does not reflect the full value of the Company’s shares or is coercive. Consequently, we believe that shareholder ratification of the Company’s Rights Plan is in shareholders’ best interests.”1(

The Board believes that the continued operation of the Shareholder Rights Plan is in the best interests of the Company, its shareholders and other stakeholders and recommends that you vote FOR the Shareholder Rights Plan on the WHITE Proxy Card.

THE ICAHN GROUP’S EFFORT TO INTENTIONALLY VIOLATE
LIONSGATE’S CREDIT FACILITIES COULD HAVE A MATERIAL ADVERSE
EFFECT ON ITS BUSINESS

If the Icahn Group is even partially successful in its tender offer and its ownership crosses the 20% threshold, Lionsgate could be required to repay all amounts then outstanding under its credit facilities and could lose its primary source of liquidity to fund operations. If Lionsgate is unable to repay all amounts then outstanding, or cannot otherwise remedy the default under the credit facilities, an event of default could also be triggered under its notes. There can be no assurance that Lionsgate will be able to obtain financing on appropriate terms, if at all, which could have a material adverse effect on its business, results of operations and financial condition.

(1 Permission to use this quote was neither sought nor received.

The Icahn Group’s March 19, 2010 press release states that Mr. Icahn would be willing to provide a bridge facility to Lionsgate should an event of default occur. Lionsgate cannot make any assurances on the cost, timing, restrictions that could be put on its business, or the likelihood that an agreement could even be reached with respect to a potential bridge facility from Mr. Icahn or anyone else.

THE ICAHN GROUP’S OFFER IS INADEQUATE,
OPPORTUNISTIC AND COERCIVE

On March 19, 2010, the Icahn Group announced a revision to its unsolicited offer to acquire up to all of the common shares of Lionsgate for U.S.$6.00 per share — the same price the Icahn Group offered in its original unsolicited partial offer which it commenced on March 1, 2010. Your Board, in consultation with its outside financial advisors — Perella Weinberg Partners and Morgan Stanley & Co. Incorporated — and legal advisors — Goodmans LLP, Wachtell, Lipton, Rosen & Katz and Heenan Blaikie LLP — reviewed the offer and the amended offer carefully and determined that it is financially inadequate, opportunistic and coercive and is not in the best interests of Lionsgate, its shareholders and other stakeholders.

In recommending that Lionsgate shareholders reject the Icahn Group’s inadequate offer and not tender their shares, the Board considered, among other things, that:

•	The Icahn Group could trigger an event of default that could be detrimental to the Company.

•	The offer undervalues Lionsgate shares and does not reflect Lionsgate’s fundamental and strategic value. In connection with its review of the Icahn Group’s original offer made on March 1, 2010, the Special Committee of the Board received a written opinion dated March 10, 2010 from Perella Weinberg, the financial advisor to the Special Committee, to the effect that as of such date and based upon and subject to the matters stated in its opinion, the consideration to be paid in the original offer is inadequate, from a financial point of view, to the shareholders (other than the Icahn Group and its affiliates).

•	The offer price of U.S.$6.00 per share represents a premium of only 14.7% to the closing stock price prior to when the Icahn Group announced its intentions to launch a tender offer. The Board believes that a premium of only 14.7% is insufficient for the acquisition of control of Lionsgate.

•	The offer is opportunistic. Mr. Icahn has timed his offer to coincide with the challenging macro-economic operating environment currently impacting the media industry. In addition, film and television library values are currently being pressured by the numerous studio assets presently on the market. Finally, Mr. Icahn’s offer does not reflect the significant value that recent Lionsgate investments, such as TV Guide Network and EPIX, are expected to create for Lionsgate’s shareholders.

•	The offer is structurally coercive and highly conditional. The Icahn Group reserves the right to waive the minimum tender condition, allowing it to acquire as many shares as are tendered. In addition, there are numerous conditions to the Icahn Group’s offer (many of which may be waived) that create significant uncertainty for Lionsgate’s shareholders. Furthermore, it could control Lionsgate after the tender offer expires on April 30, 2010 and leave shareholders with no visibility into the role the Icahn Group would play or the impact of that role on the value of any shares they elect not to tender.

•	The Icahn Group has not articulated a plan for the Company. Mr. Icahn has not articulated any clear and coherent vision other than that Lionsgate should not be producing movies or TV programming and has implied that the Company should limit itself to distribution only.[2]( The facts are:

•	Lionsgate has achieved profitability on approximately 70% of its film releases over the past ten years;
•	Lionsgate’s television business has grown from annual revenues of $8 million in 1999 to approximately $350 million this year; and
•	If Lionsgate did not produce movies or television programming, the Company would have no newly produced proprietary content to put through its distribution system, leaving Lionsgate primarily reliant on third parties and vulnerable to the vagaries of the acquisition market.

LIONSGATE HAS A COMPELLING GROWTH STRATEGY
TO BUILD VALUE

The Lionsgate Board and management team are committed to increasing the value of the Company for the benefit of all of our shareholders. Over the past ten years, our Board and management team have developed and executed a disciplined three-phase plan to create and build a diversified media business.

Phase I began by accumulating valuable film and television libraries and expanding our motion picture business through the creation and distribution of film content.

In Phase II, we turned to building a successful and fast growing TV production and distribution business. Today, Lionsgate is a leading supplier of cable programming with eight shows in production on seven different networks and ten syndicated series in distribution. Our efforts have yielded numerous critically acclaimed and successful shows including Mad Men, Weeds, Nurse Jackie, and Blue Mountain State, all of which have been picked up for subsequent seasons on leading networks.

Phase III of our plan is to continue expanding into domestic and international cable assets and new media platforms including TV Guide Network, EPIX, FEARnet, Break Media, and Tiger Gate. As part of this plan, on April 5, 2010, Lionsgate announced it has formed an equal partnership with Saban Capital Group, a leading private investment firm specializing in the media, entertainment and communications industries, to operate and manage Tiger Gate.

(2 Per CNBC interview on March 24, 2010.

By pursuing this three-phase plan, over the past ten years we have generated shareholder returns above those of industry peers and the broader market. Since the beginning of 2000, when the current management team joined the Company, Lionsgate stock has appreciated by 163%. In comparison, over the same timeframe, the S&P 500 declined 19% and the S&P 500 Media Index declined 48%3.( In addition, we have achieved and sustained substantial revenue growth. We expect that by expanding and diversifying our content offering, Lionsgate should continue to outperform its peers and the broader market.

We have grown revenue substantially and consistently across all segments over the last 10 years. Revenues grew from $184 million in fiscal year 2000 to an estimated $1.5 billion in fiscal year 2010, which just ended on March 31, 2010.

LIONSGATE IS WELL POSITIONED TO CONTINUE TO OUTPERFORM

(3 From January 1, 2000-April 9, 2010. Source: Bloomberg.

Lionsgate is well-positioned to take advantage of recent media industry dynamics through our world-class media platform which leverages creation, production and distribution across diverse channels. This platform affords us sustainable competitive advantages and positions us to capitalize on emerging opportunities. Today’s environment of fewer films and distributors provides us an opportunity to grow our market share. On-demand4( transactions, accelerated release windows and the increasing popularity of the Blu-ray format continue to generate significant high-margin revenue and growth for us. Finally, we have an opportunity to build on our strong platform by rolling up complementary assets at attractive valuations.

Lionsgate expects to generate an average of $100 million to $125 million of annual free cash flows in fiscal years 2013 through 2015, before factoring in significant value and earnings potential from TV Guide Network, TVGuide.com, EPIX, FEARnet, Break Media and Tiger Gate.5(

(4 Includes Video On-demand, Electronic Sell-Through, Pay-Per-View and digital Video On-demand.
(5 See GAAP reconciliation table on page 12.

Lionsgate is well positioned to capture the value in these and additional opportunities and management is focused on its strategy to deliver additional value to Lionsgate shareholders.

THE ICAHN GROUP IS SEEKING TOTAL CONTROL OF YOUR COMPANY
WITHOUT PAYING YOU A CONTROL PREMIUM

The Icahn Group’s offer price of U.S.$6.00 per share represents a premium of only 14.7% to the closing stock price prior to when the Icahn Group announced its intentions to launch a tender offer for the Company. Conversely, the average price target (without a control premium) of Wall Street analysts for the shares of Lionsgate as of April 9, 2010 is $8.70 - 45% higher than the offer price. The Lionsgate Board believes that a premium of only 14.7% is clearly insufficient for the acquisition of control of Lionsgate.

ICAHN CLEARLY DOES NOT UNDERSTAND MEDIA COMPANIES AND RISKS
DESTROYING THE VALUE OF YOUR INVESTMENT

The Icahn Group lacks media industry expertise yet seeks to interfere in Lionsgate’s strategy and management and derail the Company’s growth strategy to build value for all Lionsgate shareholders.

For example, during Mr. Icahn’s tenure on the Blockbuster board, Blockbuster experienced substantial losses that have threatened its solvency.

Mr. Icahn’s involvement on the board of directors of Blockbuster underscores our serious questions about his knowledge and understanding of the media business. The numbers speak for themselves. During Mr. Icahn’s tenure on the Blockbuster board:

•	Blockbuster reported greater than $1.4 billion in losses[6](; and

•	Blockbuster’s share price declined by 96%, plummeting from $10.05 per share to $0.40 per share.[7](

In addition, Mr. Icahn recently stepped down from Blockbuster’s board and sold a substantial portion of his stake at a fraction of his original investment after the company’s market capitalization declined by nearly $2 billion.8(

The Company believes that it would be a grave mistake to allow Mr. Icahn, who lacks relevant media industry expertise, to take control of your Company. In addition, your Board is concerned at the prospect that the Icahn Group may “replace top management” as stated in the Icahn Group’s March 19, 2010 press release. As you know, your management team has significant experience and expertise in the media industry. The Lionsgate team is uniquely positioned within the industry as a result of the strategic plans our management team has implemented and we look forward to capitalizing on the world class platform we have

(6 Based on Net income (loss) for second half 2005, 2006, 2007, 2008 and 2009 per Blockbuster filings.
(7 Based on Class A common stock. Icahn was elected to the board on May 11, 2005 and resigned on January 28, 2010.
(8 Market capitalization declined from $1.9 billion on May 11, 2005 to $71 million on January 28, 2010.

established — don’t transfer the value inherent in your Lionsgate investment to the Icahn Group.

PROTECT THE VALUE OF YOUR INVESTMENT

VOTE FOR THE SHAREHOLDER RIGHTS PLAN AND
REJECT THE ICAHN GROUP’S INADEQUATE,
OPPORTUNISTIC AND COERCIVE OFFER

Lionsgate is a strong and diversified company with a proven strategy to generate value for our shareholders. We are confident we can better serve our shareholders by continuing to execute our strategic plan.

The Board recommends that you vote FOR the Shareholder Rights Plan on the WHITE Proxy Card. We urge you to discard any gold proxy card you receive from the Icahn Group.

Your Board also strongly recommends rejecting the Icahn Group’s inadequate offer by not tendering your shares.

We have appreciated and look forward to your continued support.

Sincerely,

Jon Feltheimer Co-Chairman and Chief Executive Officer	Michael Burns Vice Chairman

If you have any questions, require assistance in voting your shares, or need additional copies of Lionsgate’s proxy materials, please call MacKenzie Partners at the phone numbers listed below.

105 Madison Avenue
New York, NY 10016
Email: lionsgate@mackenziepartners.com
(212) 929-5500 (call collect)
Or
TOLL-FREE (800) 322-2885

Perella Weinberg Partners LP is serving as financial advisor to the Special Committee of the Lionsgate Board of Directors and Wachtell, Lipton, Rosen & Katz is serving as U.S. legal advisor and Goodmans LLP is serving as Canadian legal advisor. Morgan Stanley & Co. Incorporated is serving as financial advisor to Lionsgate and Heenan Blaikie LLP is serving as legal advisor.

About Lionsgate

Lionsgate (NYSE: LGF — News) is the leading next generation studio with a strong and diversified presence in the production and distribution of motion pictures, television programming, home entertainment, family entertainment, video-on-demand and digitally delivered content. The Company has built a strong television presence in production of prime time cable and broadcast network series, distribution and syndication of programming through Debmar-Mercury and an array of channel assets. Lionsgate currently has nearly 20 shows on 10 different networks spanning its prime time production, distribution and syndication businesses, including such critically-acclaimed hits as “Mad Men,” “Weeds” and “Nurse Jackie” along with new series such as “Blue Mountain State” and the syndication successes “Tyler Perry’s House of Payne,” its spinoff “Meet The Browns” and “The Wendy Williams Show.”

Its feature film business has generated such recent hits as TYLER PERRY’S WHY DID I GET MARRIED TOO? and the critically-acclaimed PRECIOUS, which has garnered nearly $50 million at the North American box office and won two Academy Awards®. The Company’s home entertainment business has grown to more than 7% market share and is an industry leader in box office-to-DVD revenue conversion rate. Lionsgate handles a prestigious and prolific library of approximately 12,000 motion picture and television titles that is an important source of recurring revenue and serves as the foundation for the growth of the Company’s core businesses. The Lionsgate brand remains synonymous with original, daring, quality entertainment in markets around the world.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Lionsgate has filed and amended a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) and a notice of change to directors’ circular with Canadian securities regulators. Any Solicitation/Recommendation Statement and directors’ circular or amendment thereto filed by Lionsgate that is required to be mailed to shareholders will be mailed to shareholders of Lionsgate. In addition, Lionsgate has filed a proxy statement with the SEC and Canadian securities regulators in connection with the special meeting of shareholders and mailed such proxy statement to shareholders of Lionsgate. SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC OR CANADIAN SECURITIES REGULATORS IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN CERTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain the Solicitation/Recommendation Statement, the directors’ circular, any amendments or supplements thereto, the proxy statement, and other documents filed by Lionsgate with the SEC and Canadian securities regulators related to the Icahn Group’s unsolicited tender offer for no charge in the “Investors” section of Lionsgate’s website at www.lionsgate.com or at the SEC’s website at www.sec.gov or at www.sedar.com. Copies will also be available at no charge by writing to Lionsgate at 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.

Certain Information Regarding Participants

Lionsgate and certain of its directors and executive officers may be deemed to be participants under the rules of the SEC. Shareholders may obtain information regarding the names, affiliations and interests of Lionsgate’s directors and executive officers in Lionsgate’s Annual Report on Form 10-K filed with the SEC on June 1, 2009, as updated in Exhibit 99.1 to Lionsgate’s Current Report on Form 8-K filed with the SEC on October 13, 2009, and its proxy statement for the 2009 Annual Meeting filed with the SEC on August 17, 2009. To the extent that holders of Lionsgate securities have changed since the amounts printed in the proxy statement for the 2009 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive proxy statement filed with the SEC and Canadian securities regulators in connection with the special meeting of shareholders and may also be included in other relevant materials to be filed with the SEC if and when they become available. These documents (when available) can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements as a result of various important factors, including, but not limited to, actions taken by the Icahn Group, actions taken by shareholders in respect of the offer, the possible effect of the offer on Lionsgate’s business (including, without limitation, on Lionsgate’s credit facilities and notes), the substantial investment of capital required to produce and market films and television series, increased costs for producing and marketing feature films, budget overruns, limitations imposed by Lionsgate’s credit facilities, unpredictability of the commercial success of Lionsgate’s motion pictures and television programming, the cost of defending Lionsgate’s intellectual property, difficulties in integrating acquired businesses, technological changes and other trends affecting the entertainment industry, and the risk factors found under the heading “Risk Factors” in Lionsgate’s 2009 Annual Report on Form 10-K filed with the SEC on June 1, 2009, as updated in Exhibit 99.1 to Lionsgate’s Current Report on Form 8-K filed with the SEC on October 13, 2009, and Lionsgate’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2009 filed with the SEC on February 9, 2010. As a result, these statements speak only as of the date they were made and Lionsgate undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless such updates or revisions are required by applicable law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “forecasts” and similar expressions are used to identify these forward-looking statements.